Mail Stop 3561

								March 3, 2006

Ian M. Kirschner, Esquire
HSI Asset Securitization Corporation
452 Fifth Avenue
New York, NY 10018

      Re:	HSI Asset Securitization Corporation
		Registration Statement on Form S-3
		Filed February 6, 2006
		File No. 333-131607

Dear Mr. Kirschner:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Registration Statement on Form S-3

General
1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b)
prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.
3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.
4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplements

General
5. Please note that all page references under this section are to the
Prospectus Supplement for Certificates unless otherwise stated. Please confirm that you will make revisions, as necessary, to both prospectus supplements.
6. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes.
Refer to Item 1103(a)(3)(vi) of Regulation AB.


7. If applicable, please include a separately captioned section and disclose any legal proceedings pending against the sponsor, seller, servicer, depositor, trustees, issuing entity or other transaction parties that would be material to investors. Refer to Item 1117 of
Regulation AB.
8. We note that page 51 of the base prospectus contemplates a pre-funding account to purchase additional mortgage loans. Please provide a bracketed placeholder in the supplement showing that you will provide the disclosure required by Items 1111(g) and 1103(a)(5)
of Regulation AB.

Cover Page
9. Please revise the second paragraph in the box on the left here and in the Prospectus Supplement for Notes, and all such references throughout the registration statement (i.e. page S-25), to ensure that they accurately reflect the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the "issuing entity."

Summary, page S-1
10. Please identify, in an appropriate section of the summary, any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or flow of funds. Refer to
Item 1103(a)(3)(vii) of Regulation AB

Fees and Expenses, page S-11
11. We note your disclosure that servicer fees will be paid before payments on the certificates are made, however, please identify from what source these fees will be paid. Refer to Item 1103(a)(7) of Regulation AB.

Assignment of the Mortgage Loans, page S-34

Representations and Warranties Relating to the Mortgage Loans, page
S-36
12. Please explain what you mean when you say that no loan will have been more than 30 days delinquent "exclusive of any grace period." Please confirm that you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.





Description of the Certificates, page S-41

Supplemental Interest Trust, page S-50
13. We note your bracketed placeholder regarding the significant percentage on page S-43 of the Prospectus Supplement for Notes. Please revise to provide the information required by Item 1115(a)(4)
of Regulation AB in the Prospectus Supplement for Certificates.
14. To the extent practicable, please provide bracketed disclosure if the significant percentage of the relevant interest rate corridor is
10% or more.  Refer to Items 1115(b)(1) and (2) of Regulation AB.

The Sponsor and Seller, page S-61

Securitization Program, page S-62
15. We note that the sponsor will acquire the residential mortgage loans from various third party originators. Please include, in an appropriate section of the prospectus supplement, a bracketed placeholder to show that you will describe the origination program and experience of originators that originate or are expected to originate 20% or more of the pool assets. Refer to Item 1110(b) of
Regulation AB.

The Master Servicer, page S-64
16. Please confirm that you will provide the identifying information and experience for all affiliated servicers and unaffiliated servicers that represent 20% or more of the pool assets. Refer to
Item 1108(b) of Regulation AB.

The Trustee, page S-70
17. Please confirm that your will provide the disclosure required by
Item 1109.

Annexes
18. We suggest explicitly incorporating the Annexes into the text to remove any misunderstanding that they are not part of the prospectus supplement.








Base Prospectus
19. Please direct us to the discussion of swaps in the base prospectus.

Use of Proceeds, page 36
20. We note that you will use net proceeds from the sale of securities in part to pay the costs of structuring and issuing the securities. Please include a bracketed placeholder in an appropriate section of the prospectus supplements to disclose the amount of expenses incurred in connection with the selection and acquisition of the pool assets payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Description of the Securities, page 45

Principal and Interest on the Securities, page 54
21. We note the disclosure that for variable or adjustable security interest rates, that the method of determining the interest rate will be described in the prospectus supplement. Please confirm that any interest rate will be based on an index customarily used to measure interest in debt transactions and will not be an index based on securities or commodities prices.

Description of Credit Support, page 83
22. Please revise to specify what you mean by your reference to a similar credit support instrument and delete that vague phrase itself. The base prospectus should specifically describe each form of credit enhancement that is reasonably contemplated to be used in an actual takedown. Please delete any language that indicates additional credit enhancements may be added in prospectus supplements.
23. Please provide a bracketed placeholder in the prospectus supplement if a credit enhancement provider might be liable or contingently liable to provide payments representing 10% or more the cash flow supporting any offered class.

Part II
24. Please provide the new undertakings required under Securities
Act
Reform.  Refer to Item 512(a) of Regulation S-K


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact John Stickel at (202) 551-3324. If you need further assistance, you may contact me at (202) 551-3750.

								Sincerely,



								Max A. Webb
							Assistant Director

cc:	Via Facsimile (202) 775-8586
	Peter C. Morreale, Esquire
	McKee Nelson LLP
	1919 M Street, NW
	Washington, DC 20036
HSI Asset Securitization Corporation
March 3, 2006
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